Schedule 13D
Original

Issuer:  The Liposome Company, Inc.

Series A Common Stock

CUSIP Number: 53610105

Person authorized to receive notices and communications:

Mark VanDevelde, Ross Financial Corporation
 P.O. Box 31363-SMB
 Mirco Commerce Centre
 Cayman Islands B.W.I.
 (345) 949-7950

Date of event which requires filing: March 31, 1997

Name of Reporting Person
Kenneth B. Dart

Source of Funds
None

Citizenship or Place of Organization
Belize

Sole Voting Power
Zero

Shared Voting Power
3,199,346 shares

Sole Dispositive Power
Zero

Shared Dispositive Power
3,199,346 shares

Aggregate Amount Beneficially Owned By Each Reporting Person
3,199,346

These shares are beneficially owned by Ross Financial Corporation as to which Kenneth B. Dart is the 100% shareholder.

Percent of Class Represented by Amount
8.84%

Type of Reporting Person
 IN-Individual


Name of Reporting Person
Ross Financial Corporation

Source of Funds
WC-Working Capital
OO-Margin Borrowing

Citizenship or Place of Organization
Cayman Islands

Sole Voting Power
Zero

Shared Voting Power
3,199,346 shares

Sole Dispositive Power
Zero

Shared Dispositive Power
3,199,346 shares

Aggregate Amount Beneficially Owned By Each Reporting Person
3,199,346 shares

These shares are beneficially owned by Kenneth B. Dart who is the 100% shareholder.

Percent of Class Represented by Amount
8.84%

Type of Reporting Person
CO-Corporation



JOINT STATEMENT

ITEM 1.           SECURITY AND ISSUER

This statement relates to the shares of Series A voting common stock (the "Common Stock"), of The Liposome Company, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at One Research Way, Princeton Forrestal Center, Princeton, New Jersey, 08540.

ITEM 2.           IDENTITY AND BACKGROUND

(A) - (F)

A.  Kenneth B. Dart

(1) Business Address
    P.O. Box 31300-SMB, Grand Cayman
    Cayman Islands, B.W.I.

(2) Principal Employment: President of the following corporation:

  (a) Dart Container Corporation
      P.O. Box 31372-SMB
      Grand Cayman, Cayman Islands, B.W.I. *

* The principal business activity is the manufacture, sale, and recycling of polystyrene cups and plastic cutlery and dinnerware.

(3) This reporting person has not during the last five years,
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting activities subject o, federal or state securities laws or finding any violation of such laws.

(4) Citizenship
    Belize

B. Ross Financial Corporation

(1) Country of Organization
    Cayman Islands

(2) Principal Business
    Investment in securities

(3) Address of Principal Business
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

(4) Address of Principal Office:
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W. I.

(5) Name and address of all members of the Board of Directors

    Kenneth B. Dart
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

(6) Name and address of all officers:

    Kenneth B. Dart                President/Treasurer
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

    Mark VanDevelde                Secretary
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

    Foreshore Corporate Services   Assistant Secretary
    P.O. Box 1994
    Grand Cayman, Cayman Islands, B.W.I.

(7) Neither this reporting person, nor, to the best of its knowledge, any of its directors and executive officers listed above has, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgement, decree or final order enjoining future violations of , or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

A. Kenneth B. Dart

Kenneth B. Dart has purchased no shares of Common Stock for his own account but may be deemed to have purchased the shares of Common Stock purchased by Ross Financial Corporation.

B. Ross Financial Corporation

Ross Financial Corporation has purchased an aggregate of 3,199,346 shares of Common Stock for total consideration (including brokerage commission) of approximately $66,435,179.81.
Ross Financial Corporation acquired shares of Common Stock by using funds from its working capital account and margin borrowing from its account with Bear, Stearns & Co., Inc.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the acquisition of Common Stock of each reporting person is long-term passive investment. Each reporting person intends to acquire additional Common Stock of the issuer, subject to the availability of such stock at prices deemed attractive by each of the respective reporting person.
However, each reporting person may determine to dispose of some or all of its respective holdings. Other than as set forth herein, each reporting person has no plans or proposals which relate to or would result in any of the actions specified in
Item 4 of Form 13D promulgated by the Securities and Exchange
Commission.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

(A) - (B)

A. The information contained in the cover pages to this
Schedule 13D is incorporated herein by reference.

B. As of April 9, 1997, the Reporting Persons owned the following shares of Common Stock.

(1) By virtue of his status as the sole shareholder of Ross
    Financial Corporation, Kenneth B. Dart, for purposes of this Schedule 13D, may be deemed to be a beneficial owner of all of the shares of Common Stock owned by Ross
    Financial Corporation.

(2) Ross Financial Corporation is the direct owner of 3,199,346 shares of Common Stock. The 3,199,346 shares represent approximately 8.84% of the 36,171,290 shares of Common
    Stock outstanding as of February 28, 1997, as reported by the Company on Form 10-K for the fiscal year ending December 29, 1996 (the "Outstanding Shares").

(3) After netting out the shares held by more than one person, the Reporting Persons herein have beneficial ownership of an aggregate of 3,199,346 shares of Common Stock representing
    8.84% of the Outstanding Shares.

(c) See Exhibit A attached hereto, and which is incorporated herein by reference. All of the transactions on Exhibit A were affected directly with the Company.

(d) No other person is known to have the right or power to direct the receipt of dividends of the proceeds from the sale of shares of Common Stock.

(e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Kenneth B. Dart is the sole shareholder of Ross Financial
Corporation.
The Agreement among the Reporting Persons with respect to the filing of this Schedule 13D is incorporated by reference.

ITEM 7. MATERIAL TO BE FILED WITH EXHIBITS

The following Exhibits are filed herewith.

A. Schedule of Transactions of the voting Common Stock of the Issuer.

B. Agreement among the reporting person with respect to the filing of the Schedule 13D and any amendments thereto.

C.  Margin Agreement with Bear, Stearns & Co., Inc.

After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct. This statement may be executed in two (2) or more counter parts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


ROSS FINANCIAL CORPORATION


BY:      KENNETH B. DART, President
         April 9, 1997

AND

KENNETH B. DART
April 9, 1997


EXHIBIT A

 TRADE    QUANTITY   PRICE        COST     COMMISSION  TOTAL COST
 DATE

10/14/96     5,346   13.570      72,547.31     000       72,547.31
11/19/96     5,000   16.063      80,312.50     250       80,562.50
11/21/96     5,000   17.000      85,000.00     250       85,250.00
11/21/96    10,000   16.813     168,125.00     500      168,625.00
11/21/96     5,000   16.875      84,375.00     250       84,625.00
11/26/96     3,500   17.000      59,500.00     175       59,675.00
11/27/96    40,000   17.000     680,000.00   2,000      682,000.00
11/27/96    20,000   16.875     337,500.00   1,000      338,500.00
12/03/96     5,000   16.938      84,687.50     250       84,937.50
12/04/96    10,000   16.750     167,500.00     500      168,000.00
12/04/96    30,000   16.875     506,250.00   1,500      507,750.00
12/04/96    25,000   16.938     423,437.50   1,250      424,687.50
12/05/96    27,500   16.875     464,062.50   1,375      465,437.50
12/05/96     2,500   17.000      42,500.00     125       42,625.00
12/06/96     5,000   16.250      81,250.00     250       81,500.00
12/06/96     5,000   16.875      84,375.00     250       84,625.00
12/06/96    20,000   16.938     338,750.00   1,000      339,750.00
12/06/96    63,000   17.000   1,071,000.00   3,150    1,074,150.00
12/09/96    10,000   16.875     168,750.00     500      169,250.00
12/09/96    10,000   16.938     169,375.00     500      169,875.00
12/18/96    13,000   17.000     221,000.00     650      221,650.00
12/18/96     7,500   16.875     126,562.50     375      126,937.50
12/19/96    10,000   16.875     168,750.00     500      169,250.00
12/19/96    35,000   16.938     592,812.50   1,750      594,562.50
12/19/96    85,000   16.625   1,413,125.00   4,250    1,417,375.00
12/19/96    98,000   16.750   1,641,500.00   4,900    1,646,400.00
12/19/96    15,000   16.563     248,437.50     750      249,187.50
 3/ 3/97     5,000   24.000     120,000.00     250      120,250.00
 3/11/97    20,000   24.000     480,000.00   1,000      481,000.00
 3/11/97    25,000   23.875     596,875.00   1,250      598,125.00
 3/11/97    25,000   23.813     595,312.50   1,250      596,562.50
 3/11/97    10,000   23.750     237,500.00     500      238,000.00
 3/12/97    35,000   24.000     840,000.00   1,750      841,750.00
 3/12/97    30,000   23.750     712,500.00   1,500      714,000.00
 3/13/97    60,000   24.000   1,440,000.00   3,000    1,443,000.00
 3/13/97    30,000   23.875     716,250.00   1,500      717,750.00
 3/14/97    45,000   24.000   1,080,000.00   2,250    1,082,250.00
 3/17/97    25,000   23.625     590,625.00   1,250      591,875.00
 3/17/97    25,000   23.875     596,875.00   1,250      598,125.00
 3/17/97    45,000   23.750   1,068,750.00   2,250    1,071,000.00
 3/18/97    25,000   24.000     600,000.00   1,250      601,250.00
 3/18/97    25,000   23.875     596,875.00   1,250      598,125.00
 3/18/97    25,000   23.750     593,750.00   1,250      595,000.00
 3/18/97    25,000   23.625     590,625.00   1,250      591,875.00
 3/18/97    50,000   23.500   1,175,000.00   2,500    1,177,500.00
 3/19/97    55,000   23.500   1,292,500.00   2,750    1,295,250.00
 3/19/97    25,000   23.375     584,375.00   1,250      585,625.00
 3/19/97    30,000   23.250     697,500.00   1,500      699,000.00
 3/19/97    70,000   23.125   1,618,750.00   3,500    1,622,250.00
 3/19/97    20,000   23.000     460,000.00   1,000      461,000.00
 3/19/97    30,000   22.750     682,500.00   1,500      684,000.00
 3/19/97   180,000   22.997   4,139,370.00     000    4,139,370.00
 3/20/97    25,000   23.250     581,250.00   1,250      582,500.00
 3/21/97    20,000   24.000     480,000.00   1,000      481,000.00
 3/24/97    20,000   23.750     475,000.00   1,000      476,000.00
 3/25/97    25,000   23.750     593,750.00   1,250      595,000.00
 3/25/97    25,000   23.875     596,875.00   1,250      598,125.00
 3/25/97    20,000   24.000     480,000.00   1,000      481,000.00
 3/26/97    25,000   23.500     587,500.00   1,250      588,750.00
 3/26/97    10,000   23.625     236,250.00     500      236,750.00
 3/26/97    35,000   23.875     835,625.00   1,750      837,375.00
 3/27/97    10,000   23.000     230,000.00     500      230,500.00
 3/27/97    10,000   23.375     233,750.00     500      234,250.00
 3/27/97    25,000   23.500     587,500.00   1,250      588,750.00
 3/27/97    15,000   23.625     354,375.00     750      355,125.00
 3/31/97    20,000   19.125     382,500.00   1,000      383,500.00
 3/31/97    75,000   19.250   1,443,750.00   3,750    1,447,500.00
 3/31/97    10,000   19.375     193,750.00     500      194,250.00
 3/31/97    10,000   19.500     195,000.00     500      195,500.00
 3/31/97    10,000   19.625     196,250.00     500      196,750.00
 3/31/97    20,000   19.750     395,000.00   1,000      396,000.00
 3/31/97    45,000   20.000     900,000.00   2,250      902,250.00
 3/31/97    20,000   20.125     402,500.00   1,000      403,500.00
 4/ 1/97    15,000   19.625     294,375.00     000      294,375.00
 4/ 1/97    35,000   19.750     691,250.00     000      691,250.00
 4/ 1/97    50,000   19.625     981,250.00     000      981,250.00
 4/ 1/97    70,000   19.500   1,365,000.00     000    1,365,000.00
 4/ 1/97    70,000   19.000   1,330,000.00   3,500    1,333,500.00
 4/ 1/97    40,000   19.125     765,000.00   2,000      767,000.00
 4/ 1/97    20,000   19.188     383,750.00   1,000      384,750.00
 4/ 1/97   100,000   19.250   1,925,000.00   5,000    1,930,000.00
 4/ 1/97    10,000   19.313     193,125.00     500      193,625.00
 4/ 1/97    35,000   19.375     678,125.00   1,750      679,875.00
 4/ 1/97    25,000   19.500     487,500.00   1,250      488,750.00
 4/ 1/97    25,000   19.625     490,625.00   1,250      491,875.00
 4/ 1/97     5,000   19.750      98,750.00     250       99,000.00
 4/ 1/97    10,000   19.875     198,750.00     500      199,250.00
 4/ 2/97    40,000   19.000     760,000.00   2,000      762,000.00
 4/ 2/97    85,000   18.938   1,609,687.50   4,250    1,613,937.50
 4/ 2/97     5,000   18.875      94,375.00     250       94,625.00
 4/ 2/97    20,000   19.125     382,500.00   1,000      383,500.00
 4/ 2/97    10,000   19.250     192,500.00     500      193,000.00
 4/ 2/97    10,000   19.375     193,750.00     500      194,250.00
 4/ 2/97    10,000   19.313     193,125.00     500      193,625.00
 4/ 3/97    15,000   18.875     283,125.00     750      283,875.00
 4/ 3/97    35,000   18.938     662,812.50   1,750      664,562.50
 4/ 3/97     5,000   19.063      95,312.50     250       95,562.50
 4/ 3/97    10,000   19.125     191,250.00     500      191,750.00
 4/ 3/97     5,000   19.625      98,125.00     250       98,375.00
 4/ 3/97    12,500   19.875     248,437.50     625      249,062.50
 4/ 3/97     5,000   19.938      99,687.50     250       99,937.50
 4/ 4/97    20,000   19.000     380,000.00   1,000      381,000.00
 4/ 4/97     1,500   19.750      29,625.00      75       29,700.00
 4/ 4/97    10,000   20.000     200,000.00     500      200,500.00
 4/ 7/97    12,500   20.500     256,250.00     625      256,875.00
 4/ 7/97    10,000   20.625     206,250.00     500      206,750.00
 4/ 7/97    10,000   20.750     207,500.00     500      208,000.00
 4/ 7/97    10,000   20.875     208,750.00     500      209,250.00
 4/ 7/97     7,500   21.000     157,500.00     375      157,875.00
 4/ 8/97    25,000   21.250     531,250.00   1,250      532,500.00
 4/ 8/97   105,000   21.375   2,244,375.00   5,250    2,249,625.00
 4/ 8/97    25,000   21.500     537,500.00   1,250      538,750.00
 4/ 9/97    20,000   21.250     425,000.00   1,000      426,000.00
 4/ 9/97   130,000   21.375   2,778,750.00   6,500    2,785,250.00
 4/ 9/97    50,000   21.500   1,075,000.00   2,500    1,077,500.00

TOTALS   3,199,346           66,292,979.81  142,200  66,435,179.81

  ALL TRANSACTIONS REPORTED ON THIS EXHIBIT WERE EFFECTED
  ON NASDAQ.


EXHIBIT B


This will confirm the agreement by and among all of the undersigned that the reports on this Schedule 13D and any amendments thereto with respect to the beneficial ownership of the undersigned of the shares of Series A voting Common Stock, of The Liposome Company, Inc., a Delaware corporation was, and are being, filed on behalf of each of the parties named below. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


ROSS FINANCIAL CORPORATION

BY:      KENNETH B. DART, President
         April 9, 1997

AND

KENNETH B. DART
April 9, 1997